EXHIBIT 12.1

LIFEPOINT HOSPITALS, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

(Dollars in Millions)

	Years Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS
Income from continuing operations before income taxes	$263.3	$241.1	$222.0	$208.8	$202.3
Fixed charges, exclusive of capitalized interest	119.3	118.1	113.5	119.2	124.4
TOTAL EARNINGS	$382.6	$359.2	$335.5	$328.0	$326.7
FIXED CHARGES
Interest charged to expense(a)	$109.2	$109.0	$104.6	$110.6	$115.7
Interest portion of rental expense	10.1	9.1	8.9	8.6	8.7
Fixed charges, exclusive of capitalized interest	119.3	118.1	113.5	119.2	124.4
Capitalized interest	2.0	0.8	1.1	0.9	1.7
TOTAL FIXED CHARGES	$121.3	$118.9	$114.6	$120.1	$126.1
RATIO OF EARNINGS TO FIXED CHARGES	3.15	3.02	2.93	2.73	2.59

(a)	excluding interest income